February 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cindy Polynice

Re:	Neuraxis, Inc.
Registration Statement on Form S-1
Filed February 13, 2023
File No. 333-269179

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Alexander Capital, L.P., as representative of the several underwriters, hereby joins Neuraxis, Inc., (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-269179) (the “Registration Statement”) to become effective on February 14, 2023, at 5:00 pm, Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Lucosky Brookman LLP, request by telephone that such Registration Statement be declared effective.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

ALEXANDER CAPITAL, L.P.

By:	/s/ Jonathan Gazdak
Name:	Jonathan Gazdak
Title:	Managing Director - Head of Investment Banking